Filed by TAM S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 333-177984)

TAM S.A.
Public Company with Authorized Capital – CVM No. 016390
CNPJ No 01.832.635/0001-18 – NIRE 35.300.150.007
Av. Jurandir, 856, Lote 4, 1st Floor
CEP 04072-000, São Paulo – SP

MATERIAL FACT

Commencement of the Public Offer for Exchange of Shares for the Cancellation of
the Registration of Public Company and Consequent Exit from Level 2 Corporate
Governance listing of BM&FBOVESPA (“Offer”)

TAM S.A. (the “Company”), in accordance with the provisions of article 157 of Law No. 6.404 of December 15, 1976, as amended, and the provisions of the Instruction from the Comissão de Valores Mobiliários (“CVM”) No. 358/02, of January 3rd, 2002, as amended, informs its shareholders and the market in general that, on this date, the announcement of the Offer, the object of which are the shares issued by the Company, has been published. The Form F-4 of the Offer in the United States has also been disseminated on this date. Therefore, the period for the acceptance of the Offer by the shareholders of the Company commences on this date.

The announcement and the Form  F-4  of the Offer are available on the following websites: www.cvm.gov.br, www.lan.com e www.tam.com.br.

São Paulo, May 10, 2012.

Líbano Miranda Barroso

Chief Investor Relations Officers

TAM S.A.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This document relates to a proposed business combination between LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement and prospectus filed with the SEC by LAN and Holdco II S.A., a new entity formed in connection with the proposed combination. This document is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity have filed and/or will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.